VIA EDGAR AND

OVERNIGHT COURIER

September 30, 2009

Re:	MasterCard Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 19, 2009

File No. 001-32877

Michael Johnson, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Johnson:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated September 4, 2009 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 19, 2009.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of MasterCard’s definitive proxy statement for its 2009 Annual Meeting of Stockholders (the “2009 Proxy Statement”). The response and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	-2-	September 30, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III (Incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Executive Compensation

Compensation Discussion and Analysis

Program Elements, page 31

1.	We note that it is MasterCard’s philosophy is to target compensation levels between the median and 75th percentile of the peer group for its executive officers and that Mr. Selander’s base salary, actual bonus and target long-term incentive placed him between the 50th and 75th percentile of the peer group. In future filings, please consider disclosing where actual compensation fell for all MasterCard named executive officers.

MasterCard acknowledges the Staff’s comment and will consider disclosing this information in its future filings containing Compensation Discussion and Analysis.

Annual Incentive, page 31

2.	You indicate that the Compensation Committee chose to allocate the funded amount of the bonus pool (148%) under the SEAICP among the named executive officers after discussing their contribution to the overall business results, their attainment of personal objectives and their proficiency in displaying MasterCard’s leadership principles and core competencies. Please expand your discussion to provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

MasterCard acknowledges the Staff’s comment and will disclose this information in its future filings containing Compensation Discussion and Analysis.

Securities and Exchange Commission	-3-	September 30, 2009

Long-Term Incentive, page 33

3.	We note that with respect to the award of PSUs made in 2008, pre-determined targets were used to measure MasterCard’s performance and will be used to determine the final number of shares that will be delivered to your named executive officers. We also note that the Committee reviewed MasterCard’s annual budget as well as a three-year outlook to determine what it believed to be challenging yet attainable threshold, target and maximum performance levels. You should disclose the pre-determined targets established for 2008. Similarly, you should disclose the threshold, target and maximum performance levels. If you are relying on Instruction 4 to Item 402(b) to omit these targets, you should provide us with your competitive harm analysis, which should include a discussion of how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed targets. Further, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

MasterCard advises the Staff that it believes disclosing its pre-determined targets and threshold, target and maximum performance levels for the performance stock units (PSUs) awarded in 2008 (the “2008 PSU Awards”) would result in substantial competitive harm to MasterCard because such disclosure would provide specific confidential financial information for a three-year performance period which is still on-going and that could be used by competitors, as discussed in greater detail below, to make adjustments to their business activities that would put MasterCard at a competitive disadvantage.

MasterCard respectfully points out that, for “historical financial performance objectives,” it does in fact disclose financial target and performance level information in its Compensation Discussion and Analysis. In this regard, please see the discussion on page 32 of the 2009 Proxy Statement with respect to annual cash incentive awards for 2008 under MasterCard’s Senior Executive Annual Incentive Compensation Plan (“SEAICP”). The disclosed financial targets and performance levels under the SEAICP relate to the very same financial metrics (net income and operating margin improvement) that will be used to measure performance for the 2008 PSU Awards, but for a one-year period that ended on December 31, 2008 rather than the still on-going three-year performance period of the 2008 PSU Awards.

The ultimate measure of MasterCard’s performance and determination of the final number of shares that will be delivered to the named executive officers for the 2008 PSU Awards will be based, as stated on page 34 of the 2009 Proxy Statement, on cumulative net income and operating margin improvement over the three-year performance period from 2008-2010, which includes two years that have not yet been completed. The disclosure of such targets and performance levels prior to the conclusion of the performance period would result in providing forecasted financial results that MasterCard does not provide publicly. Current expectations of

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performance are, however, provided in footnote 2 to the “Outstanding Equity Awards at 2008 Fiscal Year-End” table on page 45 of the 2009 Proxy Statement, which states the percentage performance level at which MasterCard began accruing the 2008 PSU Awards in its financial statements based upon MasterCard’s assessment of its obligations based on quantitative and qualitative considerations of actual and forecasted results as compared to the performance targets.

MasterCard faces substantial and increasingly intense competition within the payment card industry. In this industry, a competitive assessment is critical in determining whether a company’s business plan will be successful. MasterCard usually scrutinizes its competitors’ publicly available information to discern their strengths and weaknesses, which in turn are used as one input to develop MasterCard’s own strategy. MasterCard believes this is a practice in which its competitors engage as well. As noted in the 2009 Proxy Statement Compensation Discussion and Analysis, the pre-determined targets and performance levels for the 2008 PSU Awards are based on MasterCard’s annual budget and a three-year outlook for the business, which consist of confidential information and strategic plans. Disclosure of the targets and performance levels for the three-year period which is not yet complete would provide confidential competitively sensitive information and insights to competitors regarding MasterCard’s strategic plans.

The following are two specific examples of confidential information and strategic plans that MasterCard believes its competitors could discern from disclosure of the pre-determined targets and performance levels for the 2008 PSU Awards and which MasterCard believes would result in substantial competitive harm:

•

Net income/operating margin targets can lead to revenue growth/pricing assumptions: MasterCard’s three-year outlook is based on specific assumptions as to revenue growth. MasterCard’s revenue growth assumptions are significantly influenced by pricing decisions and strategies, which would enable competitors to make adjustments to their business activities based upon such knowledge and potentially make pricing decisions that could put MasterCard at a competitive disadvantage.

•

Net income/operating margin targets can lead to advertising and marketing budget assumptions: Advertising and marketing (“A&M”) are among the most significant expenses for MasterCard, and a category of expenses that is a critical part of MasterCard’s competitive strategy. In 2008, for example, A&M was approximately $ 1 billion, which was approximately 20% of MasterCard’s net revenue for the year and one third of MasterCard’s total expense base (on a normalized basis). Given the significant size of A&M in relation to total expenses, the disclosure of net income and operating margin improvement targets would provide competitors with confidential information on MasterCard’s A&M strategy and projected and/or desired expenditures during the three-year performance period and would enable MasterCard’s competitors to reassess their own A&M strategies, including areas in which to concentrate or reallocate their A&M expenditures.

Securities and Exchange Commission	-5-	September 30, 2009

MasterCard believes the financial performance metrics, revenue growth/pricing assumptions and A&M investment decisions are integrally related, and financial metrics relating to these strategies can be used by competitors to more reliably predict specific future actions by MasterCard. The disclosure of this information would directly result in substantial competitive harm to MasterCard.

MasterCard acknowledges the portion of the Staff’s comment regarding the difficulty for the executive or likelihood for MasterCard to achieve the undisclosed targets and intends to add additional disclosure concerning the difficulty of attaining the undisclosed pre-determined targets in its future filings containing Compensation Discussion and Analysis.

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Craig Wilson

Mark Shuman

MasterCard Incorporated

Martina Hund-Mejean

Melissa Ballenger

Noah J. Hanft

Bart S. Goldstein